Equidad Inc. FBN My Little Mascara Club

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 (Unaudited)

Equidad Inc. FBN My Little Mascara Club

Balance Sheets

		As of December 31
		<u>2022</u>
	ASSETS	

CURRENT ASSETS

Cash and cash equivalents		$1,468
Inventory		18,224
Accounts receivable		-1,463
	TOTAL CURRENT ASSETS	18,230
	TOTAL ASSETS	**18,230**

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable		0
	TOTAL LIABILITIES	0

SHAREHOLDERS' EQUITY

Capital Stock		0
SAFE - future equity obligation		17,200
Retained earnings		1,030

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**18,230**

Equidad Inc. FBN My Little Mascara Club

Statement of Operations

	2022
Operating income	
Invoice revenue	$ 200
E-commerce Revenue	13,240
Cost of Goods Sold	6,384
Gross Profit	**7,056**
Expenses	
Advertising and marketing	358
Business licenses and taxes	387
General business expenses	1,528
Shipping and postage	3,602
Software and apps	990
Payroll	2,724
Utilities	10
Total Expenses	**9,598**
Net Operating Income	**-2,542**

Equidad Inc. FBN My Little Mascara Club

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, Equidad Inc., 2022	-	$ -	-	$ -	$ -	$ -	$ -
Contributions						-	$
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	$ 1,030	$ 1,030
ENDING BALANCE, DECEMBER 31, 2022	-	$	-	$	-	$1,030	$ 1,030

Equidad Inc. FBN My Little Mascara Club

Statement of Cash Flows

	December 31, 2022
OPERATING ACTIVITIES	
Net Income	1,030.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-$ 15,731.58**
FINANCING ACTIVITIES	
Net cash provided by financing activities	**$ 17,200.00**
Net cash increase for the period	**$ 1,468.42**
Cash at end of period	**$ 1,468.42**

Equidad Inc. FBN My Little Mascara Club

NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022

1. **ORGANIZATION AND PURPOSE**

Equidad Inc. FBN My Little Mascara Club (the "Company"), is a corporation organized in May 2022 under the laws of the State of Delaware. The Company operates a mascara e-commerce business and derives revenue from direct sales and subscriptions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned, and expenses are recorded when liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) **Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2022, the Company's cash positions include its operating bank account.

d) **Legal Fees**

Legal fees consist of legal services provided for creating the Company and equity financing.

e) **Use of Estimates**

Preparing financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **RELATED PARTY TRANSACTIONS**

In December 2022, the Company entered into two related party transactions for SAFEs with a valuation cap of $200,000 One for $11,000 of SAFEs with PRMM USA, LLC, a partnership LLC between co-founders Patrick Spaulding Ryan and Marco Marcelo Muzquiz. The second was for $6,000 of SAFEs with PSR Crypto, LLC, a LLC solely owned by co-founder Patrick Spaulding Ryan. In January 2023, the Company entered into a $20,000 related party transaction with co-founders Patrick Spaulding Ryan and Marco Marcelo Muzquiz for SAFEs with a valuation cap of $200,000. Additionally, in June 2023 the company sold $500,000 valuation cap SAFEs to PSR Crypto, LLC and PRMM USA, LLC for $5,000 and $1,000 respectively.

4. **SUBSEQUENT EVENT**

The Company has evaluated events and transactions after the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.